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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of November

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company

                                               By:  /s/ Leonard Fertig
                                                    ----------------------------
                                                    Leonard Fertig
                                                    Chief Executive Officer

Date: November 23, 2005

        FUTUREMEDIA PLC WINS HOME COMPUTING INITIATIVE CONTRACT WITH MACE

    BRIGHTON, England, Nov. 23 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European learning and managed benefits services provider, today announced it has reached an agreement with Mace, a management and construction company, to provide home computers to its eligible employees under the Home Computing Initiative (HCI). Mace employees will be able to choose from a range of hardware and tax-free extras using the proprietary Futuremedia Chooser online ordering system and e-shop. More than 1,000 Mace employees are eligible for the scheme.

    Commenting on the agreement, Leonard M Fertig, Chief Executive Officer of Futuremedia PLC, said, "Mace is a highly innovative and caring company that has set up two previous HCI schemes for their employees. I am delighted that Mace has chosen Futuremedia to implement its latest HCI offer. This contract highlights the great appeal of our risk-free service and robust offering, which continues to drive new business for Futuremedia."

    Gayle Manning, Learning and Development Administrator of Mace, added, "The Home Computing Initiative is a valuable addition to our employee benefits package and much appreciated by our staff. This is the third year of the scheme for our company but the first with Futuremedia. We chose Futuremedia because of its full service package and ongoing support, which is very helpful in making the scheme run smoothly."

    About Mace:
    Mace is one of the largest and most diverse professional management and construction companies in the world, with a reputation for finding the best solution to complex problems.

    Mace is characterized by the strength of its relationships with clients and its reputation as a problem solver and integrator of knowledge and expertise.

    Mace has a worldwide staff of around 1,700; the capital value of schemes stands at over (pound)5 billion. Mace operates in UK, Spain, Portugal, Italy, Germany, Poland, North America, West Africa, the Middle East and the Far East. Its headquarters are in London, UK.

    About Futuremedia:
    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding employee uptake under new contracts, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with changes in management, risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             11/23/2005
    /CONTACT: US - Mike Smargiassi or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; or UK - Gerry Buckland, +44-7919-564126, info_db@mac.com/
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)